October 11, 2016

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement of The Credit Strategist High Yield Opportunities Fund, a series of ETFis Series Trust I (File Nos. 333-187668 and 811-22819) (“Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby respectfully requests the withdrawal of Post-Effective Amendment No. 65 to Registrant’s Registration Statement on Form N-1A (“PEA 65”) for The Credit Strategist High Yield Opportunities Fund (the “Fund”) and all exhibits thereto filed electronically with the Securities and Exchange Commission via EDGAR on September 18, 2015 (Accession No.: 0000891092-15-008215).

The Registration Statement was filed for the purpose of creating the Fund as a new series of Registrant. Registrant has since determined not to move forward with offering shares of the Fund. Registrant represents that no securities of the Fund were issued or sold pursuant to PEA 65.

If you have any questions or require anything further, please contact me at 646.923.9767 if you have any additional questions or comments.

Very truly yours,

ETFIS SERIES TRUST I

/s/ William J. Smalley
William J. Smalley, President